Todd Shipyards Corporation
1801 16th Avenue Southwest
Seattle, Washington 98134
July 18, 2003

NOTICE OF ANNUAL MEETING

The 2003 Annual Meeting of Stockholders (the "Meeting") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), will be held on Friday, September 12, 2003, 12:00 p.m., local time, in The Meisnest Room (3rd Floor) of The Washington Athletic Club at 1325 Sixth Avenue in Seattle, Washington, for the following purposes:

1. To elect seven directors to serve until the 2004 Annual Meeting of Stockholders and until their successors are duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as independent public accountants;
3. To approve the proposed Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan.
4. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors of the Company fixed the close of business on July 21, 2003 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Only holders of the Company's common stock, $.01 par value per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. A complete list of stockholders entitled to vote at the Meeting will be available for examination during normal business hours by a Company stockholder, for purposes related to the Meeting, for a period of ten days prior to the meeting, at the Company's corporate offices located at 1801 16th Avenue S.W., Seattle, Washington.

By order of the Board of Directors




Michael G. Marsh
Secretary

This Proxy Statement, the accompanying form of Proxy Card or Voting Instruction Card and the 2003 Annual Report are being mailed beginning on or about the 25th day of July, 2003 to stockholders entitled to vote.

TODD SHIPYARDS CORPORATION
1801 16th Avenue Southwest
Seattle, Washington 98134

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
September 12, 2003


GENERAL INFORMATION
This proxy statement and the accompanying proxy card or voting instruction card (as the case may be) are being furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors (the "Board of Directors" or the "Board") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), to be used at the 2003 Annual Meeting of Stockholders of the Company to be held on Friday, September 12, 2003 at 12:00 p.m. local time, in the Meisnest Room (3rd Floor) of The Washington Athletic Club, 1325 Sixth Avenue, Seattle, Washington, and at any adjournment or postponement thereof (the "Meeting"). This proxy statement and the accompanying proxy card or voting instruction card are first being mailed to the holders of the Company's common stock, $.01 par value per share (the "Common Stock"), on or about July 25, 2003.

Stockholders of the Company represented at the meeting in person or by proxy will consider and vote upon (i) the election of seven directors to serve until the 2004 Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified; (ii) a proposal to ratify the appointment of Ernst & Young LLP as independent public accountants; (iii) a proposal to approve the 2003 Incentive Stock Compensation Plan; and (iii) such other business as may properly come before the Meeting. The Company is not aware of any other business to be presented for consideration at the Meeting.

Voting and Proxies
Only holders of record of the Common Stock at the close of business on July 21, 2003 (the "Record Date") will be entitled to notice of and to vote at the Meeting. As of the date of filing this proxy statement, there were 5,303,656 outstanding shares of Common Stock.

Each stockholder is entitled to one vote for each share held of record on that date on all matters which may come before the Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum for the conduct of business at the Meeting. At the Meeting, directors of the Company will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Thus, the candidates, up to the number of directors to be elected, receiving the highest number of votes will be elected. The election of the nominees for director, the ratification of the appointment of independent public accountants, and the ratification of the Company's 2003 Incentive Stock Compensation Plan will require the affirmative vote of the holders of a majority of the Common Stock present at the meeting in person or represented by proxy and entitled to vote thereon.

Any proxy given pursuant to this solicitation is revocable by the communication of such revocation in writing to the Secretary of the Company at any time prior to the exercise thereof, and any person executing a proxy who attends the Meeting may vote in person by ballot instead of by proxy, thereby revoking any previously executed proxy. All shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated, the shares will be voted in favor of the nominees for the Board of Directors listed in this proxy statement (Proposal No. 1), in favor of the ratification of the appointment of Ernst & Young LLP as independent public accountants (Proposal No. 2), and in favor of the Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan (Proposal No. 3). The persons named in the proxies will have discretionary authority to vote all proxies with respect to additional matters that are properly presented for action at the Meeting.

Under applicable rules of the New York Stock Exchange, each of the matters to be voted upon at the Annual Meeting, including the adoption of the Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan, is deemed to be a routine matter such that NYSE Member Firms may (but are not required to) vote shares held in "street name" in the election of directors and in favor of the proposals in the absence of express direction to the contrary from their clients who beneficially own such shares.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At the Meeting, stockholders will elect seven directors, each of whom will serve until the next annual meeting of stockholders or until his respective successor shall have been elected and qualified or until his earlier resignation or removal. The shares represented by proxy will be voted in favor of the election of the persons named below unless authorization to do so is withheld in the proxy. In the event that any of the nominees should be unavailable to serve as a director, which is not presently anticipated, it is the intention of the persons named in the proxy card to select and cast their votes for the election of such other person or persons as the Board of Directors may designate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF THE NOMINEES IDENTIFIED BELOW.

Information Concerning the Nominees
The following sets forth the name of each Nominee for election to the Board of Directors, his age, his principal occupation for at least the past five years and the period during which he has served as a director of the Company. All Nominees, excepting Admiral Jeremiah, are currently directors. Each Nominee was nominated by the Board of Directors for election as director.

Brent D. Baird (Age 64) - director since 1992
Since January 1992 to the present, Mr. Baird has been a private investor. Mr. Baird was a general partner with Trubee, Collins & Co., a member firm of the New York Stock Exchange, from April 1970 to December 1983. From January 1984 through December 1991, Mr. Baird was a limited partner with Trubee, Collins & Co. Mr. Baird serves as a member of the board of directors of First Carolina Investors, Inc., Merchant's Group, Inc., M&T Bank Corporation, Allied Healthcare Products, Inc., and Ecology & Environment, Inc.

Steven A. Clifford (Age 60) - director since 1993
Mr. Clifford served as Chairman of National Mobile Television, Inc. from 1992 to 2000. From 1979-1992 he served as President and CEO (1987-1992) of King Broadcasting Company, Inc. and as Vice President-Finance (1979-1987). Mr. Clifford serves on the Board of Directors of Harbor Properties Inc., King FM, and Mosaica Education, Inc.

Patrick W.E. Hodgson (Age 62) - director since 1992, Chairman since 1993
Mr. Hodgson has served as President of Cinnamon Investments, Ltd. (real estate and other investments) since 1981. From 1964 to 1989 he was also president of London Machinery Co. Ltd., a manufacturer of concrete and road machinery. Mr. Hodgson serves as a member of the Board of Directors of M&T Bank Corporation, and First Carolina Investors, Inc.

Admiral David E. Jeremiah, USN (Ret.) (Age 69) -  nominee
Admiral Jeremiah has served as President of Technology Strategies & Alliances Corporation (a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications and electronics industries) since October 1994. Prior to his retirement from the U.S. Navy in February 1994 following a 39-year career, he was Vice Chairman, Joint Chiefs of Staff from 1990 to 1994 and Commander-in-Chief of the United States Pacific Fleet from 1987 to 1990. Admiral Jeremiah serves as Chairman of the Board of Directors of Wackenhut Services, Inc. and serves on the Boards of Directors for Alliant Techsystems Inc., Geobiotics, LLC and the Board of Trustees for MITRE Corporation. He further serves on the advisory boards for Northrop Grumman Corporation and the Jewish Institute for National Security Affairs. He also serves as Chairman of the ManTech International Advisory Board.

Joseph D. Lehrer (Age 54) - director since 1992
Mr. Lehrer has been a stockholder and officer of Greensfelder, Hemker & Gale, P.C. and a partner of its previous partnership (law firm) since 1980. He has specialized in a corporate finance and mergers and acquisition practice involving public and private corporations. Mr. Lehrer is an Adjunct Professor of Law at Washington University School of Law in St. Louis, Missouri. Mr. Lehrer serves as a director of several privately-held corporations.

Philip N. Robinson (Age 66) - director since 1992
Mr. Robinson is currently a Vice-President with A.G. Edwards & Sons, Inc. (brokerage). From 1992 to 2002, Mr. Robinson was Sr. Vice-President of Wells Fargo Van Kasper (brokerage). From 1981 to 1987 and from 1988 to May 1992 Mr. Robinson was a Senior Vice President with Seidler Amdec Securities. Mr. Robinson was a Vice-President with Froley Revy & Co. from 1987 to 1988.

Stephen G. Welch (Age 46) - Officer Since 1994; director since 1998
Mr. Welch joined the Company in March 1994 as Vice President of the Company and Chief Operating Officer of TSI Management, Inc., a wholly owned subsidiary of the Company. Mr. Welch was elected Chief Executive Officer of Elettra Broadcasting, Inc., another wholly owned subsidiary of the Company in May 1995. Mr. Welch was appointed Acting Chief Financial Officer in March 1995 and served in that capacity until July 1995. Mr. Welch was again appointed Acting Chief Financial Officer and Treasurer in September 1996 and served in that capacity until his appointment to Chief Financial Officer and Treasurer in June 1997. In September 1997, Mr. Welch was elected to the positions of Chief Executive Officer and President of the Company, and Chairman and Chief Executive Officer of Todd Pacific Shipyards Corporation, the Company's wholly owned subsidiary ("Todd Pacific"). In September 1998, Mr. Welch was elected to the Board of Directors of Todd Shipyards Corporation.

MEETINGS AND COMMITTEES OF THE BOARD
The Board of Directors held four (4) meetings during the Company's 2003 fiscal year. Attendance at Board and committee meetings was 100 percent. Each of the Directors attended 100 percent of the meetings of the Board and the committees on which they served. The Board of Directors has established the following standing committees:

Executive                 Audit                 Compensation
Patrick W.E. Hodgson      Steven A. Clifford    John D. Weil
(Chairman)                (Chairman)            (Chairman)
Brent D. Baird            Brent D. Baird        Steven A. Clifford
John D. Weil              Philip N. Robinson

Nominating/Corporate Governance
Patrick W.E. Hodgson (Chairman)
Steven A. Clifford
Philip N. Robinson

Executive Committee. During intervals between meetings of the Board of Directors, the Executive Committee exercises all the powers of the Board (except those powers specifically reserved by Delaware law to the full Board of Directors) in the management and direction of the Company's business and conduct of the Company's affairs in all cases in which specific directions have not been given by the Board. The Executive Committee did not meet during the Company's 2003 fiscal year.

Audit Committee. The principal responsibilities of the Audit Committee are to recommend an accounting firm to conduct an annual audit of the Company's consolidated financial statements and to review with such firm the plan, scope and results of such audit, and the fees for the services performed. The Audit Committee is composed exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, independent and free from any relationship which would interfere with the exercise of independent judgment as a Committee member. The Audit Committee meets in full subsequent to fiscal year end to review the year end results with management and the Company's independent auditors, ("Ernst & Young LLP"). On behalf of the Audit Committee, the Chairman of the Audit Committee ("Sub-Committee") meets with management and the Company's independent auditors to review the quarterly financial statements in accordance with the Company's Audit Committee Charter. The Audit Committee held three (3) meetings during the Company's 2003 fiscal year and the Sub-Committee held two (2) meetings during the Company's 2003 fiscal year.

Compensation Committee. The principal responsibilities of the Compensation Committee are to establish and periodically review matters involving executive compensation; to recommend changes in employee benefit programs; and to provide counsel on key personnel selection, effective succession planning and development programs for all corporate officers. The Compensation Committee held two (2) meetings during fiscal year 2003.

Nominating/Corporate Governance. The primary objective and role of the Nominating/Corporate Governance Committee is to assist the Board in fulfilling its responsibilities by (i) identifying individuals qualified to become board directors, (ii) selecting, or recommending selection of the director nominees for the next annual meeting of shareholders, (iii) evaluating and recommending compensation levels for the Board, and (iv) evaluating the effectiveness of the entire Board by ensuring that all standing committees are composed of qualified members. In conjunction with the time frames established by New York Stock Exchange ("NYSE") rules and legislation, each person appointed to membership on the Nominating/Corporate Governance Committee shall be independent of management of the corporation in accordance with criteria established by the NYSE and any applicable legislation or rule making. The Nominating/Corporate Governance Committee had its first meeting after the close of the 2003 fiscal year. The Nominating/Corporate Governance Committee Charter may be found on the Company's web site at www.toddpacific.com.

Fees for Board and Committee Service
Directors who are compensated as full-time employees of the Company receive no additional compensation for service on the Board of Directors or its committees. Each Director who is not a full-time employee of the Company is paid $12,000 per annum. Directors also receive an attendance fee of $1,000 for each meeting and are reimbursed expenses for attendance at Board and committee meetings. At a meeting of the Board of Directors on June 6, 2003, the Board approved an increase in Director's fees prospectively. Beginning on July 1, 2003, each Director who is not a full-time employee of the Company will be paid $16,000 per annum. Directors will also receive an attendance fee of $1,200 for each meeting attended in person and $600 for each meeting attended by telephone or internet. Directors are reimbursed expenses for attendance at Board and committee meetings.

Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires directors, certain officers and greater-than-10% shareholders ("Reporting Persons") of all publicly-held companies to file certain reports ("Section 16 Reports") with respect to beneficial ownership of such companies' equity securities.

Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Company's Reporting Persons during and with respect to fiscal year 2003 have been complied with on a timely basis except for the following: a Form 4 was filed on October 9, 2002 for the purchase of the Company's common stock by Roland Webb, through the Company's 401(k) Savings Plan, on September 30, 2002.

EXECUTIVE OFFICERS
The following is a list of the Executive Officers of the Company as of July 1, 2003:
Patrick W.E. Hodgson        Chairman of the Board
Stephen G. Welch            Chief Executive Officer and President
Scott H. Wiscomb            Chief Financial Officer and Treasurer
Michael G. Marsh            Secretary and General Counsel
Thomas V. Van Dawark        President and Chief Operating Officer (Todd
                            Pacific Shipyards Corporation)
                            (effective June 4, 2003)

Prior to his resignation on May 30, 2003, Roland H. Webb served as the President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation ("Todd Pacific").

Biographical information with respect to executive officers who have been employed by the Company for less than five years is presented below.

Thomas V. Van Dawark (age 58) - Officer since 2003
Mr. Van Dawark has been in his current position as President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation, since June 4, 2003. Prior to joining Todd Pacific, he served as President and CEO of Marine Resources, Inc. from 2000 to 2002 and President and Chief Executive Officer of Foss Maritime Co. from 1986 to 2000, both in Seattle, Washington. Marine Resources, Inc. is a holding and support company composed of five marine companies including Foss Maritime Co.

EXECUTIVE COMPENSATION
CASH COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and each of the Company's four most highly compensated executive officers whose compensation exceeded $100,000:

                                Annual        Long Term        All Other
                             Compensation   Compensation     Compensation
NAME AND                                     Stock Option
PRINCIPAL POSITION      Year  Salary   Bonus Awards(Shares)      Other

Patrick W.E. Hodgson    2003 $100,000 $     -         -        $   396
Chairman of the         2002  100,000       -         -            396
 Board of Directors     2001  100,000       -         -         14,819(1)
 Todd Shipyards

Michael G. Marsh        2003  145,339  50,000         -            169
Secretary and General   2002  141,269  57,600         -            160
 Counsel                2001  138,596  55,000    95,000         34,919(1)
 Todd Shipyards and
 Todd Pacific

Roland H. Webb          2003  175,885  83,067         -            334
President               2002  173,000 103,800         -            280
 Todd Pacific           2001  176,327       -         -         25,173(1)

Stephen G. Welch(2)     2003  289,723 522,000         -            421
Chief Executive Officer 2002  279,780 534,000         -            280
 Todd Shipyards and     2001  272,500 200,000   240,000         50,872(1)
 Todd Pacific

Scott H. Wiscomb        2003  152,423  52,333         -            534
Chief Financial         2002  151,923  60,000         -            482
 Officer and Treasurer  2001  136,250  20,000    80,000            221
 Todd Shipyards and
 Todd Pacific

 (1) Includes certain one-time payments of accrued benefits available to eligible employees.

(2)  Mr. Welch's bonuses include $300,000, $250,000 and $200,000, in employment contract renewal amounts in fiscal years 2003, 2002 and 2001, respectively. These amounts are based on an employment contract entered into in fiscal year 2001.

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants

No option grants were issued to any individual during fiscal year 2003. However, on June 4, 2003, the Company issued an option grant of 100,000 shares to Thomas V. Van Dawark upon his employment by the Company as the President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation.

The following table sets forth certain information regarding options exercised by the named executives during the fiscal year ended March 30, 2003, the total gain realized upon exercise, the number of stock options held at the end of the year, and the realizable gain of the stock options that are in-the-money. The value realized on exercise is determined by calculating the difference between the price of the Company's Common Stock and the exercise price of the options at the date of exercise, multiplied by the number of shares exercised. In-the-money stock options are stock options with exercise prices that are below the year-end stock price because the stock value increased from the grant value.

                                    Total Number of   Value of Unexercised
            Shares      Value	         Unexercised         In-The-Money
         Acquired on  Realized on   Options at Fiscal   Options at Fiscal
           Exercise   Exercise(1)     year-end(#)       year-end($)(1)(2)
                                       Exercisable/       Exercisable/
                                       Unexercisable     Unexercisable

P. Hodgson(3)      0  $       0           90,000           $ 758,800
                                               0                   0
M. Marsh       4,000     19,010           64,334             388,195
                                          26,666             165,863
R. Webb            0          0                0                   0
                                               0                   0
S. Welch(4)        0          0          166,667           1,086,669
                                          73,333             478,131
S. Wiscomb(5)  3,334     28,422           53,334             331,737
                                          26,666             165,863

(1)  The Company has no granted or outstanding Stock Appreciation Rights.
(2) The Value of Unexercised In-the-Money Options is based upon the closing price of the Company's Common Stock on the New York Stock Exchange on March 30, 2003 of $13.07 per share.
(3) Mr. Hodgson exercised 15,000 shares subsequent to fiscal year 2003 on June 11, 2003 realizing value of $165,000.
(4) Mr. Welch exercised 30,000 shares subsequent to fiscal year 2003 on May 29, 2003 realizing value of $226,500.
(5) Mr. Wiscomb exercised 10,000 shares subsequent to fiscal year 2003 on May 30, 2003 realizing value of $72,500.

The Company did not have any Restricted Stock Awards or Long-Term Incentive Payouts either granted or outstanding in fiscal year 2003. As a result of the foregoing, the Company has not included such information in the above presented tables since disclosure is not applicable.

TODD SHIPYARDS CORPORATION RETIREMENT SYSTEM
The Todd Shipyards Corporation Retirement System as amended as of July 1, 2002 (the "Retirement Plan") is a pension plan originally established by the Company on August 1, 1940 to provide lifetime retirement benefits to eligible employees. The Retirement Plan is a qualified defined benefit plan under the Employee Retirement Income Security Act and covers all employees of the Company who have completed six months of continuous service (as defined). The Retirement Plan is administered by a committee (the "Retirement Board") of not less than three persons appointed by the Board of Directors. On June 30, 1993 the Board of Directors approved an amendment to the Retirement Plan to freeze membership in the Retirement Plan, declining membership to any persons hired after July 1, 1993. However, in fiscal year 2001, the Board of Directors authorized the reopening of the Retirement System to current employees previously not eligible and to new employees hired after June 30, 2000. Accordingly, Messrs. Hodgson, Marsh, Welch, Webb and Wiscomb currently participate in the Retirement System.

A participant is generally eligible for a benefit under the Retirement Plan on his or her normal retirement date, which is age 65. The annual normal retirement allowance payable upon retirement is equal to 1 3/4% of the participant's average final compensation (as defined) multiplied by his years of credited service (as defined), reduced by the lesser of (i) 1/2% of the employee's covered compensation (as defined) for each year of credited service not in excess of 35 years or (ii) 50% of the benefit that would be provided if the benefit were limited to the employer-provided portion based on the employee's covered compensation and had been determined without regard to the reduction.

Payment of benefits under the Retirement Plan are normally paid in an annuity form beginning at age 65, with reductions for commencement of benefits prior to age 65. Participants demonstrating good health can elect a lump sum form of payment.

Compensation covered by the Retirement Plan includes salary and any cash bonuses as indicated in the Cash Compensation Table above. The Pension Plan Table below indicates the annual pension benefits payable as a straight life annuity upon retirement for individuals with specified compensation levels and years of service. Current law limits the Average Final Compensation that may be considered in calculating a pension benefit to $200,000. The benefits reflect an estimated deduction for the offset described above. The estimated credited years of service for Messrs. Hodgson, Marsh, Welch, Webb and Wiscomb at age 65 is 6 years, 37 years, 22 years, 16 years and 11 years, respectively.

PENSION PLAN TABLE

Years of Service
Average Final Compensation     15        20      25       30       35

$100,000                    $23,459  $31,279  $39,099 $ 46,918 $ 54,738
 150,000                     36,584   48,779   60,974   73,168   85,363
 200,000                     49,709   66,279   82,849   99,418  115,988

TODD SHIPYARDS CORPORATION SAVINGS INVESTMENT PLAN
The Todd Shipyards Corporation Savings Investment Plan as amended and restated as of April 1, 2002 (the "Savings Plan") is a profit sharing plan originally established on July 1, 1984 to provide retirement benefits to participating employees. The Savings Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

The Savings Plan covers all full-time employees of the Company with at least six months of service. Under the Savings Plan, a participant may elect to make before-tax contributions by reducing eligible compensation (as defined) to an amount equal to a percentage of such compensation from 1% up to and including 75%. Prior to March 31, 1989, participants were permitted to make after-tax contributions to the Savings Plan; however, no such contributions have been permitted since such date although such accounts continue to be credited with investment earnings and losses. Each participant may direct the committee, which administers the Savings Plan, to invest his or her before-tax contributions among the available investment subfunds which include, at present, a range of domestic and foreign equity and bond funds.

Under the terms of the Savings Plan, the Company contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. In fiscal year 2003, the Company contributed approximately $145,000 to the Savings Plan.

Each participant has a 100% vested, nonforfeitable right to all before-tax contributions. Each participant has a vested, nonforfeitable right to any employer matching contributions made to his or her account based on a two year cliff-vesting schedule.

For employees hired on or after March 31, 1989, benefits under the Savings Plan are payable only in the form of a lump sum payment payable upon request at any time after termination of employment. Employees hired before March 31, 1989 will be paid in the form of annuities unless they elect a lump sum form of payment.

Employment Arrangements
On May 30, 2003, Roland ("Rollie") Webb resigned from his position as President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary ("Todd Pacific"). Mr. Webb had entered into a one-year employment agreement with the Company on August 28, 2002. Under the terms of the agreement, Mr. Webb will receive a severance amount equal to one-year's salary payable in installments over a one-year period of time, commencing with his resignation. He is also entitled to Company funded health care coverage for one year. Mr. Webb's employment agreement was filed as an exhibit with the Company's Form 10-K Annual Report on June 10, 2003.

On June 4, 2003, the Company hired Thomas V. Van Dawark as its new President and Chief Operating Officer of Todd Pacific. The Company entered into a three-year employment agreement for Mr. Van Dawark's services. The terms of the agreement include a base salary of $200,000 per year, a grant of options to purchase 100,000 of common stock in the Company, and participation in a bonus plan applicable to the Company's executive officers. The options vest over a three-year period. The vesting of such options will accelerate in the event a change of control of the Company. Generally such options are non-transferable and exercisable solely by Mr. Van Dawark while employed by the Company. Mr. Van Dawark's employment agreement was filed as an exhibit with the Company's Form 10-K Annual Report on June 10, 2003.

On February 7, 2001, the Company renewed and extended its employment of Stephen G. Welch as President and Chief Executive Officer of the Company for a three-year term expiring on February 6, 2004. The terms of the renewal include significant cash and equity incentives intended to retain Mr. Welch's services. In addition to base compensation of $275,000 per year, the compensation and incentive arrangements for Mr. Welch include:

Cash bonuses aggregating $750,000 of which $200,000 was paid upon execution of the agreement; $250,000 was paid on February 7, 2002 and $300,000 was paid on February 7, 2003.

Options to purchase up to an aggregate of 240,000 shares of the Company's Common Stock at a price of $6.55 per share, expiring on February 6, 2011. Such options were vested and became exercisable as to 80,000 shares on February 7, 2002, and as to the remaining 160,000 shares in equal monthly installments over the then succeeding two years. The vesting of such options will accelerate in the event a change of control of the Company. Generally such options are non-transferable and exercisable solely by Mr. Welch while employed by the Company.

In connection with the foregoing options, the Company has also granted Mr. Welch certain limited rights to require the Company to repurchase shares acquired upon exercise of the options at a price of $8.00 per share. These "put" rights expire on February 6, 2006, if not theretofore exercised and may be exercised, in whole or in part, only one time. The put rights are applicable solely to shares acquired pursuant to vested option rights under the options granted to Mr. Welch on February 7, 2001, and will expire prior to February 6, 2006 in the event the Company terminates his employment prior to that date.

ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS
None of the members of the Company's Compensation Committee (i) were, during the fiscal year, an officer or employee of the Company; (ii) were formerly an officer or employee of the Company; or, (iii) had any relationship requiring disclosure by the Company as Certain Relationships and Related Transactions.

None of the executive officers of the Company served as a member of a compensation committee of any entity whose executive officers or directors served on the Compensation Committee of the Company.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee (the "Committee") of the Board of Directors establishes the general compensation policies of the Company, administers the Company's Incentive Stock Compensation Plan and establishes the cash compensation of executive officers. The Committee is currently composed of two independent, non-employee directors who have no interlocking relationships as defined by the SEC.

During fiscal year 2001, the Committee performed a review of the compensation plan of the Chief Executive Officer, Stephen G. Welch. The Committee, with final Board of Directors' approval, renewed Mr. Welch's employment contract in February 2001 (details set forth above).

Subsequent to the close of fiscal year 2003 the Committee, with final Board of Directors' approval, authorized the terms and conditions of the employment contract of the President and Chief Operating officer of Todd Pacific Shipyards Corporation, Thomas V. Van Dawark. Todd Pacific Shipyards Corporation is a wholly owned subsidiary of Todd Shipyards Corporation. Mr. Van Dawark assumed his responsibilities on June 4, 2003.

The Committee believes that executive officer compensation, including that of the Chief Executive Officer should be heavily influenced by Company performance and achievement of goals. Annually, the Committee establishes each executive officer's cash and incentive compensation based on the Board of Directors' evaluation of the Chief Executive Officer, and the evaluation by the Board of Directors and Chief Executive Officer of the other executive officers, including in such evaluation their past performance and relative impact on the success of the Company and the achievement of its goals.

The Committee has developed a compensation strategy for the Company's executive officers which provides incentives for (i) short and long-term strategic management, (ii) enhancement of stockholder value, (iii) improving the Company's annual and long-term performance, (iv) individual performance, and (v) other criteria designed to further align the interests of the Company's officers with those of its stockholders. The Committee and the Board of Directors believe that management's ownership of an equity interest in the Company is an incentive in building shareholder value and aligning the long-term interests of management and stockholders. The Board of Directors did not grant any new stock options during fiscal year 2003. However, on June 4, 2003, the Company issued an option grant of 100,000 shares to Thomas V. Van Dawark, President and Chief Operating Officer of Todd Pacific Shipyards Corporation.




Steven A. Clifford
John D. Weil

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee (the "Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee Charter is set forth in Appendix A to this Proxy Statement.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the Company's audited consolidated financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors and management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee met separately with the internal auditor, without management present, to discuss the results of her examinations. (The internal auditor reports directly to the Audit Committee.) The Committee held three (3) meetings during fiscal year 2003. A sub-committee of the Audit committee met two (2) times during fiscal year 2003 for the specific purposes of reviewing the quarterly 10-Q filings.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended March 30, 2003 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

Steven A. Clifford, Audit Committee Chair
Brent D. Baird, Audit Committee Member
Philip N. Robinson, Audit Committee Member

PERFORMANCE GRAPH
The following graph compares the Company's Common Stock performance (Company-Index) to that of the Dow Jones Industrial Average (DOW-Index) and the Dow Jones Transportation Equipment Average (DJTE-Index). The DOW-Index and the DJTE-Index assume the reinvestment of dividends. No such assumption was used in computing the Company Index as the Company had not paid any dividends for the last five years, (as of March 30, 2003), and therefore the values presented represent only the stock prices. In June 2003, the Company declared $.10 per quarter dividend. The first such dividend was paid on June 23, 2003.

(Graph deleted in version of Proxy filed with EDGAR)

The following table outlines the points used in the performance graph. Company = Todd Shipyards Corporation; DJTE = Dow Jones Industrial Average-Transportation Equipment; DOW = Dow Jones Industrial Average.

Dates           Company Index        DJTE Index           DOW Index

March 29, 1998     100.00               100.00              100.00
March 28, 1999      69.57                75.65              114.70
April 2, 2000      134.78                80.88              140.78
April 1, 2001      121.74                70.78              107.20
March 31, 2002     188.70               110.11              108.60
March 30, 2003     226.09                87.31               81.73

The information presented in the performance graph indicates that $100 invested in the Company's Common Stock on March 29, 1998 would be worth $226.09 on March 30, 2003 which represents a compounded rate of return of approximately 17.7%. The same amount hypothetically invested in the Dow Jones Transportation Equipment and Dow Jones Industrial Averages would be worth $87.31 and $81.73, respectively, which represent a compounded loss of approximately 2.7% and 4.0%, respectively.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee, with ratification by the Board of Directors, appointed Ernst & Young LLP to serve as independent public accountants for the fiscal year ending March 28, 2004 and at the Meeting, the Board will recommend that stockholders ratify such appointment. Representatives of Ernst & Young LLP are expected to be present at the Meeting with the opportunity to make a statement if they so desire and be available at that time to respond to appropriate questions. Amounts paid to Ernst & Young during the past fiscal year (2003) include annual audit fees of $174,500, audit related fees of $0, tax fees of $94,999 and all other fees of $0. In fiscal year 2002 amounts paid to Ernst & Young included the annual audit fees of $168,000, audit related fees of $25,147, tax fees of $200,000 and all other fees of $0. The non-audit related fees in fiscal years 2003 and 2002 were fees for tax consulting and tax compliance.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS
VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE FISCAL YEAR 2004

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP
REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF
A MAJORITY OF THE COMMON STOCK PRESENT AT THE MEETING IN PERSON
OR REPRESENTED BY PROXY AND ENTITLED TO VOTE THEREON

PROPOSAL NO. 3
RATIFICATION OF PROPOSED TODD SHIPYARDS CORPORATION
2003 INCENTIVE STOCK COMPENSATION PLAN

The Board of Directors, after consideration of the recommendation of the Compensation Committee, approved the Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan as the follow-on plan to the Todd Shipyards Corporation Incentive Stock Compensation Plan originally approved by the shareholders in the Company's fiscal year 1994, due to expire in September 2003. The new plan, if approved by the shareholders would allow for the granting of options to key employees to purchase up to 250,000 shares of the Company's Common Stock. The term of the proposed plan is ten years. The 2003 plan is detailed below and the plan itself can be found at Appendix B.

The Todd Shipyards Corporation Incentive Stock Compensation Plan was originally approved by the shareholders in the Company's fiscal year 1994 ("1994 Stock Plan"). The term of the plan was ten (10) years and it will expire in September 2003. Its purpose is to advance and promote the interests of the Company and its shareholders and employees by encouraging the acquisition of its Common Stock by key employees who perform significant services for the benefit of the Company. The plan is intended as a means of attracting and retaining outstanding employees and of promoting a commonality of interests between employees and shareholders. The 1994 Stock Plan originally authorized 500,000 shares in fiscal year 1994 and an additional 500,000 shares were approved by the shareholders for inclusion in the Plan in fiscal year 2000. Since its inception in fiscal year 1994, options to purchase 890,000 shares have been granted. A detailing of grants within the last three years and exercises in the last year is set forth in the compensation data elsewhere in this report. As of July 1, 2003 options covering an aggregate of 546,000 shares (including 352,674 shares as to which option rights are exercisable at July 1, 2003, or becoming exercisable within 60 days thereafter) are outstanding at a weighted average exercise price of $7.81 per share. As of July 1, 2003 there remain 110,000 shares eligible for grants under the current plan. The authority to grant those shares will expire in September 2003.

I.  Purpose of the Plan

The purpose of the 2003 Incentive Stock Compensation Plan (the "Plan") of Todd Shipyards Corporation (the "Company") is to advance and promote the interests of the Company and its shareholders and employees by encouraging the acquisition of its Common Stock by key employees who perform significant services for the benefit of the Company. The Plan is intended as a means of attracting and retaining outstanding employees and of promoting a commonality of interests between employees and shareholders.

II.  Operation of the Plan

The Plan authorizes the issuance of up to 250,000 shares of the Company's stock and authorizes the Compensation Committee (the "Committee") of the Company's Board of Directors (the "Board") to make grants of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") (ISOs and NSOs sometimes collectively referred to as "Options"), restricted stock ("Restricted Stock" and performance share awards "Performance Share Awards" or any combination of such grants as the Committee determines in its sole discretion to grant to eligible employees during the period commencing on September 12, 2003 (the "Effective Date") and ending on the tenth anniversary of the Effective Date. Officers and key employees of the Company or any of its subsidiaries, including officers who are members of the Board, are eligible to participate in the Plan. Non-employee Directors of the Company may receive awards under the plan but are not eligible to receive ISOs under the plan.

The option price for each Option will not be less than 100% of the fair market value (as defined by the Plan) of the Common Stock on the date of the grant. Options granted under the Plan have a term of not more than ten years from the date of the grant. All options are exercisable in installments as prescribed by the Committee. The Plan contains provisions for acceleration of the options upon the occurrence of certain transactions, including changes in control of the Company.

Subject to certain provisions as set forth in the Plan, the Committee is permitted to determine the terms, conditions and restrictions with respect to grants of Restricted Stock. There is no limit on the number of shares of Restricted Stock which may be awarded to any individual under the Plan, and awards of Restricted Stock may be made on a selective basis.

All options granted under the Plan, and any rights under such Options, will terminate if an employee is terminated for deliberate, willful or gross misconduct, unless such options have been accelerated under the applicable provisions of the Plan. Upon an employee's normal retirement, stock option privileges shall apply to those shares immediately exercisable at the date of retirement and such privileges shall remain in force until the earlier of six months following the date of retirement or the stated expiration of the Stock Option if earlier. If termination of employment is a result of death or disability, Stock Option privileges shall apply to those shares immediately exercisable at the date of retirement and such privileges shall remain in force until the earlier of one year following the date of death or disability or the stated expiration of the Stock Option if earlier. Notwithstanding these provisions, no ISO shall terminate later than 10 years after the date of its grant.

Options, Restricted Stock and Performance Share Awards granted under the Plan are not transferable other than by will or by the laws of descent and distribution. A grantee of an Option, Restricted Stock or Performance Share Awards, or a transferee of such grantee, has no rights as a shareholder with respect to any shares of Common Stock until the issuance of a stock certificate for such shares.

In the event the outstanding shares of Common Stock change as result of a change in the Company's capitalization or because of a combination, merger, consolidation or reorganization of the Company with or into any other corporation or any other transaction with similar effects, the Plan provides for a substitution of each share of Common Stock subject to issuance or transfer under the Plan and that the Committee may make other equitable adjustments as it deems necessary. The Committee may also make adjustments under the Plan in the event any change in applicable laws or other change in circumstances would result in any dilution of the rights granted under the Plan or which otherwise interferes with the intended option of the Plan.

The Plan may be amended or terminated by the Board by affirmative vote of a majority of the Directors in office; provided, however, that the Plan may not be amended, without the prior approval of shareholders, to increase the number of shares which may be issued or transferred to grantees or transferees, to modify the eligibility requirements pertaining to ISOs, to extend the right of the Committee to grant options, Restricted Stock or Performance Stock Awards beyond 10 years from the effective date of the Plan, to reduce any option price except to the extent authorized in the Plan or to alter any other feature of the ISOs as to which federal law requires shareholder approval of a condition for ISO treatment.

The Plan must be approved by the Company's shareholders within twelve months after its adoption by the Board.

Federal Income Tax Consequences

   Stock Options. An optionee will not realize taxable compensation income upon the grant of an incentive stock option. In addition, an optionee generally will not realize taxable compensation income upon the exercise of an incentive stock option if he or she exercises it as an employee or within three months after termination of employment (or within one year after termination if the termination results from a permanent and total disability). At the time of exercise, the amount by which the fair market value of the shares purchased exceeds the aggregate option price shall be treated as alternative minimum taxable income for purposes of the alternative minimum tax. If the stock acquired pursuant to an incentive stock option is not disposed of prior to the date two years from the option grant date or prior to one year from the option exercise date (the "applicable holding periods"), any gain or loss realized upon the sale of such shares will be characterized as a capital gain or loss. If the applicable holding periods are not satisfied, then any gain realized in connection with the disposition of such stock will generally be taxable as compensation income in the year in which the disposition occurred, to the extent of the difference between fair market value of such stock on the date of exercise and the option exercise price.
The Company is entitled to a tax deduction to the extent, and at the time, that the participant realizes compensation income. The balance of any gain will be characterized as a long-term or short-term capital gain depending on whether the shares were held for more than one year.

An optionee will not realize taxable compensation income upon the grant of a non-qualified stock option. When an optionee exercises a non-qualified stock option, he or she will realize taxable compensation income at the time of exercise equal to the amount by which the fair market value of the shares purchased exceeds the aggregate option price. The Company is entitled to a tax deduction to the extent, and at the time, that the participant realized compensation income.

   Restricted Stock. The grant of restricted stock should not result in immediate income for the participant or in a deduction for the Company for federal income tax purposes, assuming the shares are nontransferable and subject to restrictions which would result in a "substantial risk of forfeiture" as intended by the Company and as defined in applicable Treasury regulations. If the shares are transferable or there are no such restrictions or significant deferral periods, the participant will realize compensation income upon receipt of the award. Otherwise, a participant generally will realize taxable compensation when any such restriction lapses. The amount of such income will be the value of the common stock on that date less any amount paid for the shares. Dividends paid on the common stock and received by the participant during the restricted period will be taxable compensation income to the participant. In any event, the Company will be entitled to a tax deduction to the extent, and at the time, that the participant realizes compensation income. A participant may elect, under Section 83(b) of the Code, to be taxed on the value of the restricted stock at the time of award. If the election is made, the fair market value of the stock at the time of the award is taxable to the participant as compensation income and the Company is entitled to a corresponding deduction.

   Performance Share Awards. Shares issued under a performance share award or program result in income to the participant and a deduction for the Company for federal income tax purposes as of the date the shares are issued and delivered to participants upon satisfaction of performance conditions set forth in the award. The amount of income is the value of the shares of Common Stock on the date of issuance.

   Withholding. The 2003 Incentive Stock Compensation Plan requires each participant, no later than the date of which any part of the value of an award first becomes includable as compensation in the gross income of the participant, to pay the Company any federal, state or local taxes required by law to be withheld with respect to the award. The Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. With respect to any award under the 2003 Incentive Stock Compensation Plan, if the terms of the award so permit, a participant may elect to satisfy part or all of the minimum required federal withholding tax associated with the award by (i) authorizing the Company to retain from the number of shares of stock which would otherwise be deliverable to the participant, or (ii) delivering to the Company from shares of Company Common Stock already owned by the participant that number of shares having an aggregate fair market value equal to part or all of the tax payable by the optionee. In such event, the Company would pay the tax liability from its own funds.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE TODD SHIPYARDS CORPORATION 2003 INCENTIVE STOCK COMPENSATION PLAN AS PROPOSED

APPROVAL OF THE TODD SHIPYARDS CORPORATION 2003 INCENTIVE STOCK COMPENSATION PLAN REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE COMMON STOCK PRESENT AT THE MEETING IN PERSON OR REPRESENTED BY PROXY AND ENTITLED TO VOTE THEREON

Additional Information Regarding Equity Compensation Plans

The following table sets forth information regarding the Company's equity compensation plans in effect as of July 1, 2003. Each of the company's equity compensation plans is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan
Category     Number of shares of     Weighted-average      Number of shares of
             common stock to be      exercise price of     common stock
             issued upon exercise    outstanding options,  remaining available
             of outstanding          warrants and rights   for future issuance
             options, warrants and                         under equity
             rights                                        compensation plans

Equity
 compensation
 plans approved
 by stockholders:     546,000            $7.81                110,000

Equity
 compensation
 plans not
 approved by
 shareholders:              0              --                       0

Totals:               546,000            $7.81                110,000

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to shares of the Common Stock which are held by (i) persons known to the Company to be the beneficial owners of more than 5% of said stock, (ii) each current Director,
(iii) each Nominee, (iv) all current executive officers and Directors as a group, and (v) all Nominees as a group. For purposes of this proxy statement, beneficial ownership of securities is defined in accordance with the rules of the SEC and more generally as the power to vote or dispose of securities regardless of any economic interest therein. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to the shares indicated. All information set forth on the following table is as of July 1, 2003, except as otherwise noted, and is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons to the Company.

Name of                        Amount and Nature of              Percent of
Beneficial Owner               Beneficial Ownership(1)            Class (2)

Brent D. Baird                         264,300(3)                  4.98%
Steven A. Clifford                       8,000                       --
Patrick W.E. Hodgson                   115,000(4)                   2.1%
Joseph D. Lehrer                         2,000                       --
Philip N. Robinson                       6,000                       --
John D. Weil                           456,300(5)                   8.6%
  200 North Broadway, Ste. 825
  St. Louis, MO 63102-2573
Stephen G. Welch                       210,661(6)                   3.8%
Dimension Fund Advisors, Inc.          336,200                      6.3%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
All Current Directors,               1,169,929(7)                  20.7%
 Nominees, and Executive
 Officers as a Group (9 persons)
All Nominees as a Group (6 persons)    605,961(8)                  10.9%

(1)  All beneficial ownership is sole and direct unless otherwise noted.
(2) No percent of class is given for holdings less than one percent of the outstanding Common Stock.
(3) Brent Baird owns directly 39,700 shares, including 7,000 shares held in self-directed pension and retirement plans for his benefit. Mr. Baird may be deemed to have indirect ownership of 20,000 shares held by his wife. The figure in the table also includes shares held by persons and organizations who may be deemed to be Mr. Baird's associates, as defined in Rule 14a-1(a) under the Securities Exchange Act of 1934, as amended. Mr. Baird may be deemed to have shared voting power and/or dispositive power over such shares. However, Mr. Baird disclaims shared voting power, shared dispositive power and/or beneficial ownership of all such shares.
(4) Includes 40,000 shares directly owned by Mr. Hodgson and options for 75,000 shares granted to Mr. Hodgson and currently exercisable.
(5) John D. Weil may be deemed to have sole voting and dispositive power with respect to all 456,300 shares held by a family partnership of which Clayton Management Co. is the general partner. Mr. Weil is the President and sole shareholder of Clayton Management Co.
(6) Includes 10,710 shares held through the Savings Plan as of July 1, 2003, and 170,006 shares subject to options exercisable at July 1, 2003 (or becoming exercisable within 60 days thereafter).
(7) Includes an aggregate of 352,674 shares subject to options exercisable at July 1, 2003 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,710 shares held through the Savings Plan as of July 1, 2003.
(8) Includes an aggregate of 245,006 shares subject to options exercisable at July 1, 2003 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,710 shares held through the Savings Plan as of July 1, 2003.

CERTAIN RELATIONSHIPS AND TRANSACTIONS
The Company has retained the law firm of Greensfelder, Hemker & Gale, P.C., of which Mr. Lehrer is a stockholder and officer, relating to various matters.

Messrs. Hodgson and Baird are members of the Board of Directors of M&T Bank Corporation whose wholly owned subsidiary, M&T Bank, serves as the Company's principal depository. The Company pays to M&T Bank usual and customary fees for its banking services.

Mr. Robinson was Vice President of Wells Fargo Van Kasper who had served as broker in certain purchases by the Company of its Common Shares on the open market. For its services, Wells Fargo Van Kasper received the usual and customary commissions for like or similar transactions.

SOLICITATION OF PROXIES
The Company will bear the entire cost of preparing, assembling, printing and mailing this proxy statement and the enclosed form of proxy or voting instruction form (as the case may be), and of soliciting proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse those banks and brokers for their reasonable out-of-pocket expenses in connection with such solicitation. The initial solicitation of proxies by mail may be supplemented by telephone, telegram and in-person solicitation by directors, nominees for director, officers and other regular employees of the Company, but no additional compensation will be paid to such individuals.

The Company has retained W.F. Doring and Company to solicit proxies from individuals, brokers, bank nominees and other institutional holders. W.F. Doring and Company will be paid fees of approximately $2,500, and will be reimbursed for their reasonable expenses in connection with this solicitation.

Except as described in this proxy statement, to the best of the Company's knowledge, no person who has been a Director or executive officer of the Company since the beginning of its last fiscal year, no Nominee, nor any associate of the foregoing, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.

Individuals, brokers, banks and other institutional holders should direct questions concerning this solicitation or the procedure to be followed to execute and deliver a proxy to W.F. Doring and Company at (201) 420-6262.

STOCKHOLDER NOMINATIONS
Nominations of persons for election to the Board of Directors of the Company may be made at a meeting of stockholders by any stockholder of the Company entitled to vote for the election of directors at such meeting who complies with the following procedures. Nominations to be made by a stockholder shall be made pursuant to a written notice received by the Secretary of the Company not less than 90 days prior to such meeting. Such stockholder's notice to the Secretary must set forth (a) the name, age and address, as they appear on the Company's books, of the stockholder who intends to make the nomination, (b) the name, age, occupation, business and residence addresses, if known, and the principal occupation of each person whom the stockholder intends to nominate,
(c) a representation that the stockholder is a holder of record of the Company's stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (d) a description of all arrangements and understandings between the stockholder and each person the stockholder intends to nominate and each other person or persons if any (naming such person or persons and stating the beneficial ownership of securities of the Company or each such person), (e) such additional information with respect to each nominee proposed by the stockholder as would have been required to be included in a proxy statement pursuant to the then effective proxy rules of the SEC had each such proposed nominee been nominated by the Board of Directors of the Company, and
(f) a consent to be nominated and to serve as a director, if elected, signed by each such proposed nominee.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
Stockholders desiring to exercise their rights under the SEC's proxy rules to submit proposals for consideration by the stockholders at the 2004 Annual Meeting are advised that their proposals must be received by the Company no later than March 30, 2004 in order to be eligible for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

ANNUAL REPORT TO STOCKHOLDERS
The 2003 Annual Report of the Company, which includes consolidated financial statements for the fiscal period ended March 30, 2003 is being mailed to the stockholders with this proxy statement. The Annual Report is not to be considered part of the soliciting material.

OTHER MATTERS
The Board of Directors is not aware of any business to be presented at the Meeting, except the matters set forth in the Notice of Annual Meeting and described in this proxy statement. If any other matters properly come before the Meeting, the persons designated as agents in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

COPIES OF THE COMPANY'S REPORT ON FORM 10-K TO THE SEC CAN BE OBTAINED WITHOUT CHARGE BY STOCKHOLDERS (INCLUDING BENEFICIAL OWNERS OF THE COMPANY'S COMMON STOCK).

SHAREHOLDER RELATIONS DEPARTMENT
TODD SHIPYARDS CORPORATION
1801-16TH AVENUE SW
SEATTLE, WASHINGTON 98134


Michael G. Marsh
Secretary and General Counsel
July 18, 2003

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

The Audit Committee of Todd Shipyards Corporation is a standing committee of the Board of Directors of the Corporation established by action of the Board permitted under the By-Laws of the corporation and the Delaware General Corporation Law. The primary objective and role of the Audit Committee is to assist the Board in fulfilling the Board's responsibilities by reviewing (i) the financial information provided by the corporation to shareholders and others, (ii) the accounting practices and principles followed by the corporation, and (iii) the process by which financial information is generated and audited. It is intended that such review shall address the appropriateness and quality of the corporation's financial reporting as well as its adequacy and accuracy.

This Charter has been adopted by the Members of the Audit Committee and confirmed by the Board of Directors of the corporation. No amendment to the Charter or action of the Board of Directors which would limit or restrict the duties, responsibilities, powers and rights of the Audit Committee or which would alter the qualifications for membership on the Audit Committee shall be effective without the consent of a majority of the members of the Audit Committee.

The Audit Committee shall consist of at least three members of the Board of Directors appointed annually by the full Board of Directors following its first meeting subsequent to its election at the Annual Meeting of Shareholders of the corporation. Each person appointed to membership on the Audit Committee shall be independent of management of the corporation in accordance with criteria established by the principal market for the corporation's Common Stock. Each person appointed to membership on the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Audit Committee may select from its members a Chairman.

The Audit Committee shall exercise an oversight function with respect to the corporation's preparation and dissemination of financial information and shall report on such topics to the Board of Directors. This review function to be performed by the Audit Committee is not intended to relieve the corporation's financial management executives from responsibility for maintaining and presenting financial information nor to relieve the independent auditors engaged by the corporation from their responsibilities. The goal of the Audit Committee's activities is to maintain free and open means of communications among the corporation's directors, independent auditors, and internal financial management and accounting staffs as a means of achieving full and fair financial disclosure.

The Company shall provide appropriate funding to be used as determined in the discretion of the Audit Committee to provide for the payment of compensation
(i) to the Company's independent auditors in connection with the issuing of such auditors' report upon the financial statements of the Company and (ii) to such independent counsel or other advisers as may be deemed necessary or appropriate by the Audit Committee in fulfilling its role hereunder.

Although it is expected that the Audit Committee will adopt flexible policies and procedures in order to address changing conditions and concerns, it is expected that the following tasks will be performed by the Audit Committee on a recurring basis:

The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of the Company's shareholders. The Audit Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The Audit Committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the Audit Committee shall review and recommend to the board the selection of the Company's independent auditors.

The Audit Committee shall discuss with management and the independent auditors the overall scope and plans for the audit including the adequacy of staffing and compensation. The Audit Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. The Audit Committee shall meet separately with the independent auditors and with internal audit personnel, with and without management present, to discuss the results of their examinations.

The Audit Committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. The Audit Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chairman of the Audit Committee may represent the entire committee for the purposes of such reviews.

The Audit Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.
The Audit Committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

APPENDIX B

TODD SHIPYARDS CORPORATION
2003 INCENTIVE STOCK COMPENSATION PLAN

The 2003 Incentive Stock Compensation Plan ("2003 ISP") of Todd Shipyards Corporation (the "Company") is established to encourage eligible employees of the Company to acquire Common Stock in the Company and to enable selected non-employees providing services to the Company to share in ownership of the Company. It is believed that the 2003 ISP will (i) stimulate participants' efforts on the Company's behalf, (ii) tend to maintain and strengthen their desire to remain associated with the Company, (iii) be in the interest of the Company and its Stockholders, and (iv) encourage participants to have a personal financial investment in the Company through ownership of its Common Stock.

1.  Administration

The 2003 ISP shall be administered by the Compensation Committee of the Board of Directors of Todd Shipyards Corporation (the "Committee"). The Committee is authorized, subject to the provisions of the 2003 ISP, to establish such rules and regulations as it deems necessary for the proper administration of the 2003 ISP, and to make such determinations and to take such action in connection therewith or in relation to the 2003 ISP as it deems necessary or advisable, consistent with the 2003 ISP.

2.  Eligibility

Regular full-time employees of the Company and its subsidiaries, including officers, whether or not directors of the Company, shall be eligible to participate in the 2003 ISP ("Eligible Employees") if designated by the Committee. Directors of the Company who are not otherwise Eligible Employees and consultants to or regularly retained representatives of the Company may also receive awards as "Eligible Persons" under the 2003 ISP, but no such person shall be eligible to receive an award in the form of an "incentive stock option" as that term is used in the Internal Revenue Code of 1986, as amended. It is intended that awards will be made principally to those employees who are officers or key employees of the Company and to other persons who are in a position to have significant impact or achievement of the Company's long term objectives.

3.  Incentives

Incentives under the ISP may be granted in any one or a combination of (i) Incentive Stock Options (or other statutory stock options); (ii) Nonqualified Stock Options; (iii) Performance Share Awards; and (iv) Restricted Stock Grants (collectively "Incentives"). All Incentives shall be subject to the terms and conditions set forth herein and to such other terms and conditions as may be established by the Committee. Determinations by the Committee under the ISP including without limitation, determinations of the Eligible Employees or Persons, the form, amount and timing of Incentives, the terms and provisions of Incentives, and the agreements evidencing Incentives, need not be uniform and may be made selectively among Eligible Employees or Persons who receive, or are eligible to receive, Incentives hereunder, whether or not such Eligible Employees or Persons are similarly situated.

4.  Shares Available for Incentives

(a) Shares Subject to Issuance or Transfer. There is hereby reserved for issuance under the 2003 ISP an aggregate of 250,000 shares of the Company's Common Stock ("Common Stock).

In the event of a lapse, expiration, termination or cancellation of any Incentive granted under the 2003 ISP without the issuance of shares or payment of cash, or if shares are issued under a Restricted Stock Grant hereunder and are reacquired by the Company pursuant to rights reserved upon the issuance thereof, the shares subject to or reserved for such Incentive may again be used for new Incentives hereunder; provided that in no event may the number of shares issued hereunder exceed the total number of shares reserved for issuance.

(b) Limitations on Individual Awards. In any given year, no Eligible Employee or Eligible Person may be granted Incentives covering more than five percent (5%) of the number of fully-diluted shares of the Company's Common Stock outstanding as of the first business day of the Company's fiscal year.

(c) Recapitalization Adjustment. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment, if any, as it may deem appropriate in the number and kind of shares authorized by the ISP, in the number and kind of shares covered by Incentives granted, and, in the case of Stock Options, in the option price.

5.  Stock Options

The Committee may grant options qualifying as Incentive Stock Options under the Internal Revenue Code of 1986, as amended or any successor code thereto (the "Code"), other statutory options under the Code, and Nonqualified Options (collectively "Stock Options"), and such Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Option Price. The option price per share with respect to each Stock Option shall be determined by the Committee, but shall not be less than 90% of the fair market value of the Common Stock on the date the Stock Option is granted, as determined by the Committee; provided, however, that the option price per share with respect to each Incentive Stock Option shall not be less than 100% of the fair market value of the Common Stock on the date the Incentive Stock Option is granted, as determined by the Committee; and provided further that the option price per share with respect to any Incentive Stock Option granted to a person deemed to own more than ten percent (10%) of the Company's outstanding Common Stock shall not be less than 110% of the fair market value of the Common Stock on the date the Option is granted. During any period in which the Common Stock is listed for trading on a registered national securities exchange or on the NASDAQ National Market System, the fair market value shall be based on the average or closing price (or bid and asked prices, as appropriate) on the date of grant.

 (b) Period of Option. The period of each Stock Option shall be fixed by the Committee, except that (i) every Incentive Stock Option granted shall be exercisable not more than ten (10) years after the date so granted, and (ii) no Incentive Stock Option granted to a person deemed to own more than ten percent (10%) of the Company's outstanding Common Stock shall be exercisable after the fifth anniversary of the date of grant of such Incentive Stock Option.

(c) Payment. The option price shall be payable at the time the Stock Option is exercised in cash or, at the discretion of the Committee, in whole or in part in the form of shares of Common Stock already owned by the grantee (based on the fair market value of the Common Stock on the date the option is exercised as determined by the Committee). No shares shall be issued until full payment therefor has been made. A grantee of a Stock Option shall have none of the rights of a stockholder until the shares are issued.

(d) Exercise of Option. The shares covered by a Stock Option may be purchased in such installments and on such exercise dates as the Committee may determine. Any shares not purchased on the applicable exercise date may be purchased thereafter at any time prior to the final expiration of the Stock Option. In no event (including those specified in paragraphs (e), (f ) and (g) of this section below) shall any Stock Option be exercisable after its specified expiration period.

(e) Termination of Employment. Upon the termination of a Stock Option grantee's employment (for any reason other than retirement, death or termination for deliberate, willful or gross misconduct), Stock Option privileges shall be limited to the shares which were immediately exercisable at the date of such termination and except as herein after provided, such privileges shall remain exercisable for not more than thirty days following the date of termination of employment or the stated expiration date of the Stock Option if earlier. The Committee, however, in its discretion may provide that any Stock Options outstanding but not yet exercisable upon the termination of a Stock Option grantee may become exercisable in accordance with a schedule to be determined by the Committee. Such Stock Option privileges shall expire unless exercised within such period of time after the date of such termination as may be established by the Committee either at the date such Stock Option is granted or subsequently. If a Stock Option grantee's employment is terminated for deliberate, willful or gross misconduct, as determined by the Company, all rights under the Stock Option shall expire upon receipt of the notice of such termination. In the case of options issued to Eligible Persons who are not employees of the Company, the term "employment" as used in this provision shall mean continued service of such Eligible Person in the capacity giving rise to the award.

(f) Retirement. Upon retirement of the Stock Option grantee, Stock Option privileges shall apply to those shares immediately exercisable at the date of retirement and such privileges shall remain in force until the earlier of six months following the date of retirement or the stated expiration date of the Stock Option if earlier. The Committee, however, in its discretion, may provide at the time of grant that any Stock Options outstanding but not yet exercisable upon the retirement of the Stock Option grantee may become exercisable in accordance with a schedule to be determined by the Committee. Stock Option privileges shall expire unless exercised within such period of time as may be established by the Committee.

(g) Death. Upon the death of a Stock Option grantee, Stock Option privileges shall apply to those shares which were immediately exercisable at the time of death and such privileges shall remain in force until the earlier of one year following the date of death or the stated expiration date of the Stock Option if earlier. The Committee, however, in its discretion, may provide at the time of grant that any Stock Options outstanding but not yet exercisable upon the death of a Stock Option grantee may become exercisable in accordance with a schedule to be determined by the Committee. Such privileges shall expire unless exercised by legal representatives within a period of time as determined by the Committee but in no event later than the date of the expiration of the Stock option.

(h) Limits on Incentive Stock Options. Except as may otherwise be permitted by the Code, the Committee shall not, in the aggregate, grant an Eligible Employee, Incentive Stock Options that are first exercisable during any one calendar year to the extent that the aggregate fair market value of the Common Stock, at the time the Incentive Stock Options are granted, exceeds $100,000.

6.  Performance Share Awards

The Committee may grant awards under which payment may be made in shares of Common Stock, cash or any combination of shares and cash if the performance of the Company or any subsidiary or division of the Company selected by the Committee during the Award Period meets certain goals established by the Committee ("Performance Share Awards"). Such Performance Share Awards shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Award Period and Performance Goals. The Committee shall determine and include in a Performance Share Award grant the period of time for which a Performance Share Award is made ("Award Period"). The Committee shall also establish performance objectives ("Performance Goals") to be met by the Company, subsidiary or division during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include earnings per share, return on stockholder equity, return on assets, net income, or any other financial or other measurement established by the Committee. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

(b) Payment of Performance Share Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Award if the Performance Goals are met, including the fixing of a maximum-payment. The Performance Share Award shall be expressed in terms of shares of Common Stock and referred to as "Performance Shares". After the completion of an Award Period, the performance of the Company, subsidiary or division shall be measured against the Performance Goals, and the Committee shall determine whether all, none or any portion of a Performance Share Award shall be paid. The Committee, in its discretion, may elect to make payment in shares of Common Stock, cash or a combination of shares and cash. Any cash payment shall be based on the fair market value of Performance Shares on, or as soon as practicable prior to, the date of payment.

(c) Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur which have a substantial effect on the performance of the Company, subsidiary or division and which in the judgment of the Committee make the application of the Performance Goals unfair unless a revision is made. In the case of options issued to Eligible Persons who are not employees of the Company, the term "employment" as used in this provision shall mean continued service of such Eligible Person in the capacity giving rise to the award.

(d) Requirement of Employment. A grantee of a Performance Share Award must remain in the employment of the Company until the completion of the Award Period in order to be entitled to payment under the Performance Share Award; provided that the Committee may, in its sole discretion, provide for a partial payment where such an exception is deemed equitable.

 (e) Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Award, provide that any dividends declared on the Common Stock during the Award Period, and which would have been paid with respect to Performance Shares had they been owned by a grantee, be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and used to increase the number of Performance Shares of the grantee

7.  Restricted Stock Grants

The Committee may issue shares of Common Stock to a grantee which shares shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe ("Restricted Stock Grant"):

(a) Requirement of Employment. A grantee of a Restricted Stock Grant must remain in the employment of the Company during a period designated by the Committee ("Restriction Period"). If the grantee leaves the employment of the Company prior to the end of the Restriction Period, the Restricted Stock Grant shall terminate and the shares of Common Stock shall be returned immediately to the Company, provided that the Committee may, at the time of the grant, provide for the employment restriction to lapse with respect to a portion or portions of the Restricted Stock Grant at different times during the Restriction Period. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable. In the case of options issued to Eligible Persons who are not employees of the Company, the term "employment" as used in this provision shall mean continued service of such Eligible Person in the capacity giving rise to the award.

(b) Restrictions on Transfer and Legend on Stock Certificates. During the Restriction Period, the grantee may not sell, assign, transfer, pledge, or otherwise dispose of the shares of Common Stock except to a successor under
Section 9 hereof. Each certificate for shares of Common Stock issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(c) Escrow Agreement. The Committee may require the grantee to enter into an escrow agreement providing that the certificates representing the Restricted Stock Grant will remain in the physical custody of an escrow holder until all restrictions are removed or expire.

(d) Lapse of Restrictions. All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the Restriction Period if the conditions as to employment set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

(e) Dividends. The Committee shall, in its discretion, at the time of the Restricted Stock Grant, provide that any dividends declared on the Common Stock during the Restriction Period shall either be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restriction Period.

8.  Discontinuance or Amendment of the Plan.

The Committee of Directors may discontinue the 2003 ISP at any time and may from time to time amend or revise the terms of the 2003 ISP as permitted by applicable statutes except that it may not revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Committee amend the 2003 ISP without stockholder approval, where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Exchange Act, or any other requirement of applicable law or regulation. No Incentive shall be granted under the 2003 ISP after September 12, 2013, but Incentives granted theretofore may extend beyond that date.

9.  Nontransferability

Each Incentive granted under the 2003 ISP shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined under the Code, and with respect to Stock Options, shall be exercisable, during the grantee's lifetime, only by the grantee or the grantee's guardian or legal representative.

10.  No Right of Employment of Association

Neither the 2003 ISP nor any Incentives granted hereunder shall confer upon any Eligible Employee the right to continued employment with the Company or affect in any way the right of the Company to terminate the employment of an Eligible Employee at any time and for any or no reason. Neither the 2003 ISP nor any Incentives granted hereunder shall confer upon any Eligible Person the right to continued association with the Company as a director or consultant or otherwise.

11.  Taxes

The Company shall be entitled to withhold the amount of any tax attributable to any amount payable or shares deliverable under the 2003 ISP after giving the person entitled to receive such amount or shares notice as far in advance as practicable and may condition delivery of certificates evidencing shares awarded or purchased under the 2003 ISP upon receipt of funds to effect such withholding.

12.  Listing and Registration of the Shares

Each option issued hereunder shall be subject to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares subject to the option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the granting of such option or the issue or purchase of shares thereunder, such option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

13.  Effective Date

The Plan shall be effective as of September 12, 2003 (the "Effective Date"); no Incentives may be awarded under the 2003 ISP prior to the Effective Date.